Filed by Romarco Minerals Inc. pursuant to
                            Rule 425 under the Securities Act of 1933 and deemed
                                         filed pursuant To Rule 14a-12 under the
                                                Securities Exchange Act of 1934.
                                     Subject Companies: Western Goldfields, Inc.
                                                   Commission File No. 000-50894
                                                           U.S. Gold Corporation
                                                  Commission File No. 000-09137



THIS FILING CONSISTS OF A PRESS RELEASE AND PRESENTATION IN CONNECTION WITH THE PROPOSED COMBINATION OF ROMARCO MINERALS INC. ("ROMARCO"), WESTERN GOLDFIELDS, INC. ("WESTERN") AND U.S. GOLD CORPORATION ("U.S. GOLD").

Additional Information and Where to Find It

In connection with the proposed transaction, Romarco Minerals Inc., Western Goldfields, Inc. and U.S. Gold Corporation will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Shareholders of Romarco, Western and U.S. Gold are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from: Romarco at 885 West Georgia, Suite 1500, Vancouver, British Columbia V6C 3E8, or by phone (604) 688-9271 or fax (604) 688-9274; from Western at 961 Matley Lane, Suite 120, Reno, Nevada 89502, or by phone at (775) 337-9433 or fax at (775) 337-9441; or from U.S. Gold at 2201 Kipling Street, Lakewood, Colorado 80215, or by phone at (303) 238-1438 or by fax at (303) 238-1724.

Romarco, Western and U.S. Gold and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed combination of Romarco, Western and U.S. Gold. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Romarco's directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed on or about June 3, 2005 with the applicable securities commissions in Canada and is available free of charge at the Canadian Securities Administrators' web site at www.sedar.com or by contacting Romarco at the address or telephone number set forth above. Additional information regarding Western's directors and executive officers is also included its annual report on Form 10-KSB for the fiscal year ended December 31, 2004, which was filed with the SEC on or about April 15, 2005 and is available free of charge at the SEC's web site at www.sec.gov or by contacting Western at the address or telephone number set forth above. Additional information regarding U.S. Gold's directors and executive officers is also included its annual report on Form 10-KSB for the fiscal year ended December 31, 2004, which was filed with the SEC on or about March 30, 2005 and is available free of charge at the SEC's web site at www.sec.gov or by contacting U.S. Gold at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements

This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed combination of Romarco, Western and U.S. Gold. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if any of Romarco, Western or U.S. Gold does not receive required shareholder approvals or if any party fails to satisfy other conditions to closing, the combination will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the combination. Actual results may differ materially from those contained in the forward-looking statements in this document.


ROMARCO MINERALS INC.                     WESTERN GOLDFIELDS INC.                                   U.S. GOLD CORP.

885 West Georgia, Suite 1500              961 Matley Lane, Ste. 120                   2201 Kipling Street, Ste. 100
Vancouver, British Columbia               Reno, Nevada                                           Lakewood, Colorado
Canada  V6C 3E8                           USA 89502                                                      USA  80215
Tel:  (604) 688-9271                      Tel:  (775) 337-9433                                  Tel: (303) 238-1438
Fax: (604) 688-9274                       Fax: (775) 337-9441                                   Fax: (303) 238-1724
Email: info@romarco.com                   info@westerngoldfields.com                         billr@usgoldmining.com




                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                             June 24, 2005


               ROMARCO, WESTERN GOLDFIELDS AND U.S. GOLD TO MERGE,
                   BUILDING CRITICAL MASS IN THE GOLD INDUSTRY

ROMARCO MINERALS INC. ("TSXV: R"), WESTERN GOLDFIELDS, INC. ("OTCBB: WGDF"), and U.S. GOLD CORPORATION ("OTCBB: USGL") are pleased to announce that they have entered into a binding agreement to combine the companies and create an emerging, intermediate gold producer with a strong pipeline of exploration projects. The agreements are subject to approval of a definitive merger agreement, receipt of satisfactory "fairness opinions," and shareholder and regulatory approvals.

Under the terms of the agreement, the resulting company will be owned 20% by Romarco shareholders, 42% by Western Goldfields shareholders and 38% by U.S. Gold shareholders. The combination will be effected through a share exchange merger whereby Romarco will issue its shares for shares of Western Goldfields and U.S. Gold Corporation. Details of the share structure will be finalized in the definitive merger agreement. Upon completion of the transaction, Diane Garrett (Romarco Pres. & CEO) will become Chief Executive Officer of the combined company and Thomas (Toby) Mancuso (Western Goldfields Pres. & CEO) will become President.

Highlights of the combined company would include:

             o Intermediate Producer: Planned near-term production from two mines within 12-18 months of at least 150,000 ounces per year and then increasing to 200,000 plus ounces. These figures are based on internal and external scoping studies and economic evaluations of the projects.. The Mesquite Mine currently produces approximately 25,000 ounces per year from residual leaching of 138 million tonnes of ore on leach pads as defined by Mine Development Associates in their NI 43-101 report dated December 22, 2004 amended June 9, 2005 and can be found on the company's website at www.westerngoldfields.com as well as on SEDAR.

        o Leadership: Experienced corporate and technical management team led by Garrett and Mancuso.

        o    Resources
             o Mesquite Mine: Gold is currently being recovered at Mesquite by residual production from the existing heap leach pads, which contain approximately 138 million tonnes of material pads as defined by Mine Development Associates in their NI 43-101 report dated December 22, 2004 amended June 9, 2005 and can be found on the company's website at www.westerngoldfields.com as well as on SEDAR.. In addition, fully permitted extensions to the existing pits are estimated to host 38.3 million tonnes grading 0.62 grams per tonne gold as defined by Mine Development Associates in their NI 43-101 report dated December 22, 2004 amended June 9, 2005.

             o Tonkin Springs: measured and indicated mineral resource of approximately 26.5 million tonnes averaging 1.2 grams per tonne as defined by Micon International Limited in their NI 43-101 report dated June 3, 2004 which was prepared for BacTech and can be found on www.sedar.com.

        o Balance Sheet: A term sheet has been executed in respect of a US$6 million standby credit facility between Romarco and Quest Capital Corp. to facilitate the proposed transaction (see press release dated May 31, 2005). Subject to the satisfaction of the conditions precedent contained in the definitive loan documents, those funds would be made available to the company.

        o Exploration: Extensive exploration portfolio in Nevada, Idaho, California and Peru - six drill programs planned for the remainder of 2005 on projects in Nevada and Peru.

The proposed transaction combines the wholly-owned Mesquite Mine from Western Goldfields, the wholly-owned Tonkin Springs Mine from U.S. Gold and a strong portfolio of advanced stage exploration projects in North and South America from Romarco and Western Goldfields. Mesquite is currently producing gold from ore on the existing pads. Both Mesquite and Tonkin Springs have existing infrastructure and process facilities in place and it is anticipated that, subject to receipt of regulatory permits, start-up operations could commence at both mines within six to nine months of completion of final feasibility studies, themselves scheduled for completion within nine months. In addition, Romarco is currently embarking on comprehensive drill programs at its Buckskin-National Gold Project (100% owned), Roberts Mountains Gold Project (100% owned), Pine Grove Gold Project (60% owned), and Cori Puncho JV in Peru (50% owned).

The combined companies plan further drilling at Mesquite, a property-wide exploration program at Tonkin Springs and at the Cahuila property in California held under exclusive option.

Mesquite Mine
The Mesquite Mine is a fully permitted, gold producing property located in southern California. The Mesquite Mine was purchased from a subsidiary of Newmont Mining Corp. (NYSE: NEM) by Western Goldfields in 2003. The property is currently producing gold from residual leaching of the heaps. A feasibility study will be initiated immediately to determine the viability of starting up full scale mining operations. Other details include:

        o Past production of 200,000 ounces per year @ approximately $200 average cash costs
        o        Fully permitted
        o Currently producing approximately 25,000 ounces per year from ore on the leach pads
        o        High grade mineralization near surface and at depth

                - MR-3052 -24m averaging 23 g/t gold including 9m @ 58 g/t, the highest grade intercept being 1.5m @ 210 g/t
                -    SM-1404 -15m @ 33 g/t gold including 3m @ 151 g/t
                -    SM-1970 -3m @ 133 g/t gold including 1.5m @ 257 g/t
                -    MR-2793 -15m @ 12 g/t gold including 3m @ 60 g/t

        o High grade gold mineralization also encountered in many other areas throughout the permitted mine site

Tonkin Springs Mine

The Tonkin Springs Mine is a previously producing gold mine strategically located in the prolific Cortez Gold Trend of Nevada. The property package encompasses 36 square miles and has existing infrastructure including a 1,800 tonne-per-day mill on site. It is anticipated that a feasibility study will be conducted immediately for start up operations. Other details include:

        o Strategically located on the Cortez Gold Trend south of the Placer Dome:Rio Tinto Cortez Joint Venture's Pipeline deposit and the recently discovered Cortez Hills deposit
        o        In operation from 1985 to 1988 and again in 1990
        o        26.5 million tonnes of measured and indicated resources grading
                 1.2 g/t as defined by Micon International Limited in their NI 43-101 report dated June 3, 2004 which was prepared for BacTech and can be found on www.sedar.com.
        o        Existing mill and infrastructure (+$30 million original cost)
        o        36 square mile land package provides exploration potential

Romarco Exploration Project Update:

At the Buckskin-National Gold Project in Nevada, drilling is scheduled to commence within two weeks.

At the Cori Puncho gold project in Peru, Romarco's technical team is currently assessing the property and identifying drill targets for the 2005 drill season. Additional details will be forthcoming as work programs become finalized.

Ground work including mapping and sampling is currently being conducted on Romarco's Roberts Mountains Gold Project located in the Battle Mountain Eureka Trend of Nevada and on the Pine Grove Gold Project located in the Walker Lane district of Nevada.

Western Goldfields Exploration Project Update:

At the Sunny Slope Gold Project, a high-grade vein system located near Yerington, Nevada, a formal Joint Venture has been completed with 321-Gold. Currently, surface and underground mapping and sampling are in progress to explore for additional gold-bearing veins along the range front. Drill permits have been acquired and seven reverse circulation drill holes are planned in late-2005.

A Joint Venture Letter of Intent has been signed with Coolcharm Ltd on the Lincoln Hill Project whereby Coolcharm can earn up to 60% of the project by spending US$4 million over five years. Data compilation in conjunction with field work at Lincoln Hill is underway to define exploration drill hole locations within this extensive, bulk mineable and underground target which is characterized by a quartz-pyrite, free gold-tourmaline stockwork system.

Corporate Plans

As soon as it is eligible, Romarco intends to apply for listing or trading on a senior U.S. market. The new Board of Directors will have a majority of independent members and the company will comply with the requirements under the Sarbanes Oxley Act and other appropriate regulations.

Diane Garrett, President and CEO of Romarco stated, "It has been Romarco's plan to acquire advanced stage projects and become a mid-tier gold producer. Our immediate plans for the combined companies include updating previous feasibility studies on Mesquite and Tonkin Springs and move towards start up operations. We are excited that our shareholders have the opportunity to participate in this merger."

Toby Mancuso, President and CEO of Western Goldfields added, "During our negotiations, we have been impressed by Romarco's standing in the financial community, its mine development experience, and its exploration portfolio. It was always our plan to build on our acquisition of Mesquite and this merger delivers on our promises to our shareholders to become a mid-tier producer and obtain a Canadian listing for our shares."

William Reid, President and CEO of U.S. Gold concluded, "Since regaining 100% control of Tonkin Springs earlier this year, we have been seeking to combine with a growth-oriented company where the potential at Tonkin Springs can be realized and equally where our shareholders can benefit from a more diversified asset base and a larger critical mass creating greater funding ability and market interest. In addition, this agreement is conditioned upon providing U.S. Gold with $1.5 million in near-term financing, of which $200,000 has been received. This financing will allow us to fund the $1.1 million additional reclamation bond at Tonkin Springs. I am excited and pleased to be handing over the reins to Diane and Toby with this positive transaction."

The proposed transaction is subject to board approval of the definitive merger agreement, the satisfactory completion of final due diligence, opinions from each company's financial advisor that the transaction is fair, from a financial point of view, to each company's respective shareholders, and to shareholder approval.

Romarco's Qualified Person Robert M. Hatch, Vice-President, Exploration for Romarco Minerals Inc.



For further information, please contact:

Romarco Minerals Inc.                       Western Goldfields Inc.                     U.S. Gold Corp.




Diane Garrett                               Toby Mancuso                                William Reid
Pres. & CEO                                 Pres. & CEO                                 Pres. & CEO
Romarco Minerals Inc.                       Western Goldfields Inc.                     U.S. Gold Corp.
1500-885 West Georgia St.                   961 Matley Lane                             2201 Kipling St.
Vancouver, BC                               Suite 120                                   Suite 100
Canada  V6C 3E8                             Reno, NV  89502                             Lakewood, CO 80215
Tel:       604.688.9271                     Tel:  775.337.9433                          Tel:  303.238.1438
Direct:  830.634.7489                       Fax:  775.337.9441                          Fax: 303.238.1724
Fax:      604.688.9274
Email:  info@romarco.com                    info@westerngoldfields.com                  billr@usgoldmining.com
www.romarco.com                             www.westerngoldfields.com                   www.usgoldmining.com

Proteus Capital Corp:

Douglas Newby
President
Proteus Capital Corp
120 Broadway, Suite 1010
New York, NY 10271
Tel: 646.879.5970
Fax: 646.365.3230
Email: djnewby@proteuscapital.com


  THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
       FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN
                            PREPARED BY MANAGEMENT.

                          Romarco Presentation